Linklaters LLP 1290 Avenue of the Americas New York, NY 10104 Telephone (+1) 212 903 9000 Facsimile (+1) 212 903 9100

September 27, 2022

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kevin Stertzel
Melissa Glimore
Bradley Ecker
Erin Purnell

Re:	Moolec Science SA
Draft Registration Statement on Form F-4
Submitted August 12, 2022
CIK No. 0001937737

Ladies and Gentlemen:

Moolec Science SA (the “Company”) previously submitted a draft registration statement on Form F-4 to the Securities and Exchange Commission (the “SEC”) on August 12, 2022 (the “Draft Registration Statement”).

On behalf of the Company, we are writing to respond to the comments set forth in the comment letter (the “Comment Letter”) from the staff of the SEC (the “Staff”) dated September 8, 2022. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). Simultaneously with the submission of this letter, the Company is submitting Amendment No. 1 to the Draft Registration Statement (the “Amended Draft Registration Statement”) in response to the Staff’s comments.

Draft Registration Statement on Form F-4 Submitted August 12, 2022

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

LightJump Acquisition Corporation’s Sponsor, LightJump One Founders, LLC, is a Delaware limited liability company, and is not controlled by, and does not have substantial ties with any non-U.S. person.

The Company and Moolec Science Limited (“Moolec”) are both non-U.S. persons. However, we do not believe that there is any material risk that the transaction will be subject to review or approval by any U.S. or non-U.S. government entity or that this transaction may ultimately be prohibited by any such authority. As such, the Company respectfully informs the Staff that additional disclosures or risk factors have not been included in the Amended Draft Registration Statement in response to the Staff’s comment above.

2.	Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:

●	suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;
●	experience labor shortages that impact your business;
●	experience cybersecurity attacks in your supply chain;
●	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
●	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
●	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries; or
●	be exposed to supply chain risk in light of Russia’s invasion of Ukraine.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

In response to the Staff’s comment, the Company has revised its disclosure on page 51 of the Amended Draft Registration Statement.

3.	Wherever applicable, please provide more prominent disclosure regarding the material terms of your Backstop Agreement, including the impact on your investors should you undertake to exercise the Redemption Reversals you describe. Disclose the benefits to the Sponsor and its affiliates in executing the Backstop Agreement, including whether and to what extent these agreements ensure that the business combination will be approved, that there is a sufficient amount of cash in the SPAC’s trust account, and/or that the benefits to the Sponsor if the agreement ensures completion of the business combination. Disclose whether any agreements made ancillary to the Backstop Agreement are in place with respect to the Contribution Commitments you describe, and file such agreements as exhibits to your registration statement.

In response to the Staff’s comment, the Company has revised its disclosure on page 114 of the Amended Draft Registration Statement to include a summary of the Backstop Agreement’s dilutive impact on investors, the benefits to investors of the Combined Company post-closing, and benefits to the Sponsor and its affiliates. There are currently no agreements ancillary to the Backstop Agreement with respect to the Contribution Commitments described in the Amended Draft Registration Statement.

4.	We note that Nomura Securities International, Inc. is ending its role with respect to the business combination. Please revise to describe Nomura’s role and explain how its resignation may impact the transaction. Please provide us with any correspondence between Nomura and Moolec relating to Nomura’s resignation.

In response to the Staff’s comment, the Company has revised its disclosure on pages 17, 67, 68, 94 and 95 of the Amended Draft Registration Statement. In addition, we will separately provide the Staff with correspondence between Nomura and Moolec relating to Nomura’s resignation.

5.	Please tell us whether Nomura was involved in the preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the disclosure regarding the summary of the financial analyses prepared by Moolec’s management and reviewed by the board of directors of LightJump or the projected financial information of Moolec. If Nomura was involved in preparing this disclosure, please also include a risk factor describing their role in connection with the preparation of the registration statement and the valuation of Moolec and that they disclaim any liability in connection with such disclosure included in the registration statement. If applicable, please also disclose the rationale for continuing to rely on information disclaimed by the professional organization associated with or responsible for such information.

In response to the Staff’s comment, the Company has revised its disclosure on pages 17, 67, 68, 94, and 95 of the Amended Draft Registration Statement. We also inform the Staff that Nomura was not involved in the preparation of any disclosure included in the Amended Draft Registration Statement. We do note that the disclosure that was included regarding the resignation of Nomura was provided to Nomura, however they refused to respond or comment. We also inform the Staff that Nomura did not participate in the review or preparation of any financial analyses prepared by Moolec’s management and reviewed by the board of directors of LightJump and the board of directors of LightJump were not provided with any projected financial information of Moolec.

6.	Please disclose whether Nomura assisted in the preparation or review of any materials reviewed by LightJump’s board of directors or management as part of their services to Moolec and whether Nomura has withdrawn its association with those materials and notified LightJump of such disassociation. For context, include that there are similar circumstances in which a financial institution is named and that Nomura’s resignation indicates it is not willing to have the liability associated with such work in this transaction

In response to the Staff’s comment, the Company has revised its disclosure on pages 17, 67, 68, 94 and 95 of the Amended Draft Registration Statement.

7.	Please provide us with the engagement letter between Nomura and Moolec. Please disclose any ongoing obligations of the Company pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the Company in the registration statement.

In response to the Staff’s comment, the Company has revised its disclosure on pages 17, 94 and 95 of the Amended Draft Registration Statement. In addition, we will separately provide the Staff with the engagement letter between Nomura and Moolec.

8.	Please provide us with a letter from Nomura stating whether it agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with Nomura and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Nomura does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that Nomura withdrew from its role and forfeited its fees, if applicable, and that the firm refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management. Clarify whether Nomura performed substantially all the work to earn its fees.

In response to the Staff’s comment, the Company has revised its disclosure on pages 17, 67, 68, 94 and 95 of the Amended Draft Registration Statement. We respectfully inform the Staff that Nomura did not respond to the Company’s request for a letter stating it agrees with the statements made in the prospectus related to its resignation.

9.	Please revise your disclosure to highlight for investors that Nomura’s withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that Nomura has been previously involved with the transaction.

In response to the Staff’s comment, the Company has revised its disclosure in the letter to LightJump Shareholders and on pages 67, 68, 94 and 95 of the Amended Draft Registration Statement.

10.	Please disclose any fees paid or due to Nomura in connection with its role. If any of these fees will be forfeited by their resignation, please revise to disclose this information.

In response to the Staff’s comment, the Company has revised its disclosure on pages 94 and 95 of the Amended Draft Registration Statement.

11.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

In response to the Staff’s comment, the Company has revised its disclosure on pages 100 and 101 of the Amended Draft Registration Statement.

12.	Please disclose the Sponsor and its affiliates’ total potential ownership in the combined company, assuming exercise and conversion of all securities.

In response to the Staff’s comment, the Company has revised its disclosure on page 101 of the Amended Draft Registration Statement.

The Business Combination

LightJump’s Board of Directors’ Reasons for the Approval of the Business Combination, page 93

13.	Please disclose whether the LightJump board reviewed projected or prospective financial information of Moolec in connection with the business combination. If so, please revise to include such information in the registration statement.

In response to the Staff’s comment, we respectfully inform the Staff that the LightJump board did not review projected or prospective financial information of Moolec in connection with the Business Combination. LightJump’s board, officers and directors, and financial advisors believe that other information and factors that LightJump did review and consider, as disclosed and described in the “LightJump’s Board of Director’s Reasons for the Approval of the Business Combination” section of the Registration Statement, were more important and relevant in its evaluation of Moolec. We respectfully direct the Staff’s attention to the disclosures on page 96 of the Amended Draft Registration Statement.

Business of Moolec and Certain Information about Moolec, page 132

14.	We note your disclosure on page 96 of the uncertainty of “Moolec’s ability to meet its development timelines.” Please disclose Moolec’s development timelines, including whether Moolec has an expected timeline to deliver products to market. In this regard, we note on slide 29 of your investor presentation that you expect your products to enter markets at or around 2025.

In response to the Staff’s comment, the Company has revised its disclosure on page 140 of the Amended Draft Registration Statement.

Moolec’s Strength’s and Competitive Positioning

Industrial Shift, page 133

15.	For each bullet point you list in this section, please expand to describe how each are considered strengths to your competitive position.

In response to the Staff’s comment, the Company has revised its disclosure on pages 135-138 of the Amended Draft Registration Statement.

Comparison of Shareholder Rights

Shareholders’ Suits, page 197

16.	Please revise to clearly state that this provision does not apply to claims arising under the federal securities laws or applies only to state law claims, as applicable.

In response to the Staff’s comment, the Company has revised its disclosure on page 201 of the Amended Draft Registration Statement.

General, page F-1

17.	Please refer to the financial statement updating requirements of Rule 8-08 of Regulation S-X and Item 8.A(4) of Form 20-F and provide updated information with your next amendment.

In response to the Staff’s comment, the Company intends to amend the Amended Draft Registration Statement to include all financial information, including all pro forma presentations, required by Regulation S-X, but has not included them in this amendment in an effort to expedite the Commission’s review of the Amended Draft Registration Statement. All financial information, including all pro forma presentations, required by Regulation S-X will be included in the Company’s first public filing.

Financial Statements

Note 3.5. Intangible Assets, page F-30

18.	We note your disclosure which states the demonstrability of technical feasibility generally occurs when the project reaches the “advanced development and deregulation” phase for capitalizing development costs, as you believe they are sufficiently probable. Please clarify for us and in your disclosure, more precisely what you mean by “reach” the advanced development and deregulation phase. It’s unclear if you mean the initial start of the phase or completion of the phase. We note that in this phase, the process of obtaining regulatory approvals is initiated and that obtaining regulatory approval for GM products is more comprehensive and lengthy. It’s unclear when you believe the notion of “probable” (i.e. more likely than not) is achieved under IFRS for capitalization purposes.

In response to the Staff’s comment, the Company respectfully informs the Staff that as described in the June 30, 2021 Financial Statements, the research and development process can be divided into six phases:

(i)	Discovery;

(ii)	Proof of concept;

(iii)	Early development;

(iv)	Advanced development and deregulation;

(v)	Pre-launch; and

(vi)	Product launch.

The Company believes the notion of “probable” (i.e. more likely than not) is achieved under IFRS for capitalization purposes at the beginning of phase (iv) (immediately following phase (iii)). At this stage, which is the end of phase (iii) (Early development), the Company determines that the R&D product is more likely than not (“probable”) to become a commercialized product and meets the criteria for capitalization under IAS 38 “Intangible assets”. During this phase, efficacy field trials are performed to determine technical feasibility of the project by measuring parameters such as expression level and phenological characteristics. Obtaining desired values under these parameters provide the strongest and clearest indication that technical feasibility is proven.

During phase (iv) (Advanced development and deregulation), more field trials are performed to gather regulatory information for the “de-regulation” dossier of GM-crops and food safety approval of the end-product. Obtaining regulatory approval to cultivate GM crops (de-regulation) is a lengthy process, but it is not required for the commercialization of the end-product because commercialization is still possible during the period the crop is under regulated status.

In Moolec’s timeline during the developmental process, the main purpose for deregulating the GM-crop production is to reduce cost and optimize production and logistics. The commercialization approval of the end-product (ingredient to be used in the food industry), is a separate process from the GM-crops de-regulation and it is subject to standard reviews in order to determine safety for human consumption. The Company determines if the food safety approval is probable during phase (i) (Discovery) and phase (ii) (Proof of concept), when the Company identifies proteins and hosts with a long history of safe use as food for human consumption.

These clarifications will be incorporated in the Intangible Assets note in Moolec’s Financial Statements for the year ended June 30, 2022, which will be included in the first public filing.

Exhibits

19.	Please file the CFO Consulting Agreement, and any ancillary agreements made thereto, as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii) of Regulation S-K.

In response to the Staff’s comment, the Company will file the CFO Consulting Agreement, and any the ancillary agreements made thereto, as exhibits 10.8 and 10.9 to the Amended Draft Registration Statement.

* * * * * * * * *

We hope that the above has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 903-9306 or matthew.poulter@linklaters.com.

Yours faithfully,

/s/ Matthew S. Poulter

Matthew S. Poulter, Esq.

cc:	Leib Orlanski, K&L Gates LLP
Leib.Orlanski@klgates.com
(310) 552-5044

Matt Ogurick, K&L Gates LLP
Matthew.Ogurick@klgates.com
(917) 292-3333